UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.

Press release issued by CEMEX Holdings Philippines in the Philippines dated October 25, 2019, announcing third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	Third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 24, 2019	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release issued by CEMEX Holdings Philippines in the Philippines dated October 25, 2019, announcing third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	Third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding third quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

4